EXECUTION COPY

02051425

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a press release dated August 13, 2002, announcing the closing of a sale of its HFC network to Powercomm.

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA
Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.
Thomson Financial / Carson
Mami Ogawa
Investor Relations
mami.ogawa@tfn.com
212-701-1824

Korea Thrunet Announces the Closing of the Sale of its own HFC Network to Powercomm

Seoul and New York, August 13, 2002 – Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), Korea's largest cable modem broadband Internet-access services provider and a major provider of enterprise network services, today announced the Company entered into an asset transfer agreement with Powercomm to transfer to Powercomm a portion of its own HFC Network including related equipment used in such HFC Network. The agreement was approved by the board of directors on July 31, 2002 and the closing of such transaction took place on August 6, 2002. The total sale price for the assets transferred was KRW 45 billion or approximately US$ 38 million.

The Company stressed that the HFC network sale would complete the first phase of its corporate restructuring plan including the sale of its leased line assets and headquarter building, and would focus on its second phase of corporate restructuring plan to raise foreign capital through a private placement of equity. The Company also noted that the sale of its HFC network will not materially adversely affect its broadband Internet business as Thrunet will lease back the HFC network from Powercomm going forward.

Furthermore, the Company said that it could focus on the acquisition of new subscribers by enhancing its marketing and sales activities and leave additional investment and operation of the network to Powercomm. Thrunet also believes that the strategic relationship between the Company and Powercomm can be further strengthened through this lease-back sale of the HFC network.

While the Company plans to concentrate on the marketing of its broadband Internet business, it expects to improve its financial stability by using a substantial portion of the proceeds from the sale of the network to satisfy its debt service and debt repayment obligations for this year.

Sang Woo Kim, Senior Vice President of the Company stated, "As evidenced by our experience in the Multi-ISP area of Powercomm, we believe that with respect to the broadband Internet business, leasing HFC network is more effective and competitive than directly investing in our own network because the Company can enjoy relatively shorter period of time to recover its investment and is not required of additional network investment." He also said, "We are now able to concentrate our business capability only on the sales and marketing of the broadband Internet business to increase the market share instead of putting our efforts on acquisition of new subscribers and management of HFC network at the same time given the fierce competition in the market. As previously announced, Thrunet still plans to sell its corporate headquarter building and raise foreign capital in the second half of this year. Upon the successful completion of these restructuring plans and more focus on broadband Internet business, the Company is expected to improve its operating performance and financial structure."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services in Korea, with 1,305,779 paying end-users at the end of July 2002, Korea Thrunet's network currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services, including IP-based value-added services, to more than 1,000 corporate customers, with major Korean telecommunications companies such as SK Telecom accounting for a substantial majority of enterprise network revenues.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.
Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: August 14, 2002

By: /s/ Yong S. Lee
Name: Yong S. Lee
Title: Head of IR Team